SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 16, 2006

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Swedish Match Acquires European Premium Cigar Brands, Hajenius and Oud Kampen, From The Burger Group

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: February 16, 2006	By: /s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

16 February, 2006

Swedish Match Acquires European Premium Cigar Brands, Hajenius and Oud Kampen, from The Burger Group

•	The acquisition includes the Hajenius and Oud Kampen brands and related production machinery, as well as the Hajenius cigar shop in Amsterdam

•	The acquired brands have annual sales of approximately 12 MEUR

Swedish Match has agreed to purchase the premium cigar business of The Burger Group, including the Hajenius and Oud Kampen brands and related production machinery. Hajenius and Oud Kampen are sold primarily in the Netherlands, Belgium and Germany, with premier positions in the Dutch market. The Company will also acquire the Hajenius cigar shop, the most renowned cigar specialty shop in the Netherlands, located in the center of Amsterdam.

“We are very pleased with this transaction,” said Sven Hindrikes, President and CEO of Swedish Match. “Adding these brands will fit the organisation and portfolio perfectly, because the Dutch sales organisation manages already strong brands in the premium segment like Justus van Maurik and Heeren van Ruysdael, as well as longfillers. The Hajenius cigar shop is an outstanding venue to showcase premium cigars, and one of the most beautiful tobacco shops in Europe.”

Details of the purchase price have not been disclosed. The acquisition is expected to be earnings enhancing from the first year of acquisition. The transaction will be subject to the advice of the Dutch Workers Council.

FORWARD LOOKING STATEMENTS: Certain matters discussed within this press release may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Although management believes that its financial expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The following factors, among others, could cause the Company’s financial performance to differ materially from that expressed in such statements: (1) changes in consumer preferences resulting in a decline in the demand for and consumption of tobacco, (2) political disturbances, (3) additional governmental regulation of tobacco or further tobacco litigation, and (4) enactment of new or significant increases in excise taxes.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,311 MSEK for the twelve month period ending December 31, 2005. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com